SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2020

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

CONSOLIDATED FORM

Management and Related Persons’ Transactions of Securities Issued by the Company

Article 11 - CVM Instruction # 358/2002

From March 1st to 31st, 2020 the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002(1):

Company Name: Ambev S.A.
Group and Related Persons	( X ) Board of Directors	( ) Management	( ) Fiscal Council			( ) Technical and Consulting Committees

Initial Balance

Securities / Derivatives		Securities Characteristics (2)					Quantity
Shares		Common					34,027,217
ADR		Common					122,179

Transactions in the month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	Direct with the Company	Option Exerc Subscription (RCA 23.3.2020 item 4.1)	23	79,581	R$ 0.00	R$ 0.00
Shares	Common	Direct with the Company	Exerc Options	30	58,050	R$ 7.472	R$ 433,749.60
			Total Buy		137,631		R$ 433,749.60
Shares	Common	Direct with the Company	Sell	30	34,562	R$ 12.55	R$ 433,753.10
			Total Sell		34,562		R$ 433,753.10
ADR	Common	Direct with the Company	Option Exerc Subscription (RCA 23.3.2020 item 4.1)	23	31,559	R$ 0.00	R$ 0.00
			Total Buy		31,559		R$ 0.00

Final Balance

Securities / Derivatives		Securities Characteristics (2)					Quantity
Shares		Common					34,130,286
ADR		Common					153,738

(1) When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)  Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)  Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

Each ADR is equivalent to 1 (one) share.

CONSOLIDATED FORM

Management and Related Persons’ Transactions of Securities Issued by the Company

Article 11 - CVM Instruction # 358/2002

From March 1st to 31st, 2020 the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002(1):

Company Name: Ambev S.A.
Group and Related Persons	( ) Board of Directors		( X ) Management	( ) Fiscal Council		( ) Technical and Consulting Committees

Initial Balance

Securities / Derivatives		Securities Characteristics (2)					Quantity
Shares		Common					5,010,576
ADR		Common					221,570

Transactions in the month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	XP Corretora	Sell	05	70	R$ 15.36	R$ 1,075.20
Shares	Common	XP Corretora	Sell	05	12,200	R$ 15.46	R$ 188,612.00
Shares	Common	XP Corretora	Sell	05	42,800	R$ 15.47	R$ 662,116.00
Shares	Common	XP Corretora	Sell	05	200	R$ 15.48	R$ 3,096.00
			Total Sell		55,270		R$ 854,899.20
Shares	Common	N/A	Election	01	52,527	R$ 0.00	R$ 0.00
Shares	Common	Direct with the Company	Option Exerc Subscription (RCA 23.3.2020 item 4.1)	23	44,661	R$ 0.00	R$ 0.00
Shares	Common	Direct with the Company	Exerc Options	30	11,877	R$ 14.54	R$ 172,691.58
Shares	Common	Direct with the Company	Exerc Options	30	87,500	R$ 1.77036	R$ 154,906.50
			Total Buy		196,565		R$ 327,598.08
ADR	Common	N/A	Election	01	15,495	R$ 0.00	R$ 0.00
ADR	Common	Direct with the Company	Option Exerc Subscription (RCA 23.3.2020 item 4.1)	23	31,061	R$ 0.00	R$ 0.00
			Total Buy		46,556		R$ 0.00

Final Balance

Securities / Derivatives		Securities Characteristics (2)					Quantity
Shares		Common					5,151,871
ADR		Common					268,126

(1) When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)  Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)  Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

Each ADR is equivalent to 1 (one) share.

CONSOLIDATED FORM

Management and Related Persons’ Transactions of Securities Issued by the Company

Article 11 - CVM Instruction # 358/2002

From March 1st to 31st, 2020 the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002(1):

Company Name: Ambev S.A.
Group and Related Persons		( ) Board of Directors	( ) Management	( X ) Fiscal Council	( ) Technical and Consulting Committees

Initial Balance

Securities / Derivatives		Securities Characteristics (2)				Quantity
Shares		Common				7,225

Transactions in the month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)

Final Balance

Securities / Derivatives		Securities Characteristics (2)				Quantity
Shares		Common				7,225

(1)     When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)     Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)  Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 8, 2020

AMBEV S.A.

By:	/s/ Fernando Mommensohn Tennenbaum
Fernando Mommensohn Tennenbaum Chief Financial and Investor Relations Officer